Mail Stop 4561

February 16, 2010

Mr. Kenneth D. Denman
Chief Executive Officer and Director
Openwave Systems Inc.
2100 Seaport Blvd.
Redwood City, CA 94063

      Re: Openwave Systems Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2009
              File No. 001-16073

Dear Mr. Denman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                 Sincerely,

                 Patrick Gilmore
                 Accounting Branch Chief